SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ashford, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

044104-10-7

(CUSIP Number)

Robert G. Haiman

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254

(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 19, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044104-10-7		SCHEDULE 13D

1	Name of Reporting Person Braemar Hotels & Resorts Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 194,880

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 194,880

11	Aggregate Amount Beneficially Owned by Each Reporting Person 194,880

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.5%*

14	Type of Reporting Person (See Instructions) CO

*                               The percentage calculations herein are based upon an aggregate of 2,613,884 shares of common stock, par value $0.01 per share, of Ashford, Inc. outstanding as of July 19, 2019.

CUSIP No. 044104-10-7		SCHEDULE 13D

1	Name of Reporting Person Braemar Hospitality Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 174,983

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 174,983

11	Aggregate Amount Beneficially Owned by Each Reporting Person 174,983

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.7%*

14	Type of Reporting Person (See Instructions) PN

*                               The percentage calculations herein are based upon an aggregate of 2,613,884 shares of common stock, par value $0.01 per share, of Ashford, Inc. outstanding as of July 19, 2019.

CUSIP No. 044104-10-7		SCHEDULE 13D

1	Name of Reporting Person Braemar OP General Partner LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 194,880

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 194,880

11	Aggregate Amount Beneficially Owned by Each Reporting Person 194,880

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.5%*

14	Type of Reporting Person (See Instructions) OO

*                               The percentage calculations herein are based upon an aggregate of 2,613,884 shares of common stock, par value $0.01 per share, of Ashford, Inc. outstanding as of July 19, 2019.

CUSIP No. 044104-10-7		SCHEDULE 13D

1	Name of Reporting Person Braemar TRS Yountville LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 19,897

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 19,897

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,897

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.8%*

14	Type of Reporting Person (See Instructions) CO

*                                         The percentage calculations herein are based upon an aggregate of 2,613,884 shares of common stock, par value $0.01 per share, of Ashford, Inc. outstanding as of July 19, 2019.

CUSIP No. 044104-10-7	SCHEDULE 13D

This amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on August 10, 2015 (the “Initial Statement” and, as amended and supplemented through the date of this Amendment No. 1, collectively the “Statement”), by the undersigned, relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Ashford Inc., a Maryland corporation (the “Issuer”). Capitalized terms used and not defined in this Amendment No. 1 shall have the meaning ascribed to them in the Statement.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Except as specifically supplemented by this Amendment No. 1, the Statement is unchanged.

Item 1.                                  Security and Issuer

On April 23, 2018, Ashford Hospitality Prime, Inc. filed Amendment Number Two to its Articles of Amendment and Restatement with the Maryland Department of Assessments and Taxation to change its name to “Braemar Hotels & Resorts Inc.” Accordingly, Ashford Hospitality Prime Limited Partnership and Ashford Prime OP General Partner LLC changed their names to Braemar Hospitality Limited Partnership and Braemar OP General Partner LLC.

The Reporting Persons (as defined below) beneficially own an aggregate of 194,880 shares of Common Stock (the “Shares”). The Shares represent approximately 7.5% of the issued and outstanding shares of Common Stock of the Issuer based upon an aggregate of 2,613,884 shares of common stock, par value $0.01 per share, of the Issuer outstanding as of July 19, 2019.

Item 2.                                  Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(c) Name; Principal Address; Business Address. This Statement is being filed by:

(i)                      Braemar Hotels & Resorts, Inc., a corporation duly incorporated and existing under the laws of the state of Maryland operating as a real estate investment trust (“Braemar”);

(ii)                   Braemar Hospitality Limited Partnership, a limited partnership existing under the laws of the state of Delaware that serves as the operating partnership of Braemar (“Braemar OP”);

(iii)                Braemar OP General Partner LLC, a limited liability company existing under the laws of the state of Delaware and wholly-owned subsidiary of Braemar that serves as the sole general partner of Braemar OP (“Braemar GP”); and

(iv)               Braemar TRS Yountville LLC, a limited liability company existing under the laws of the state of Delaware and wholly-owned subsidiary of Braemar OP (“Braemar TRS,” and together with Braemar, Braemar OP and Braemar GP, the “Reporting Persons”).

The Reporting Persons have entered into an amended and restated joint filing agreement, dated as of July 22, 2019, a copy of which is attached hereto as Exhibit 99.3. The principal and business address of the Reporting Persons, and the address of the Reporting Persons’ principal business, is 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

(d) Criminal Proceedings. During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings. During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with the Asset Purchase Agreement, Braemar TRS acquired 19,897 shares of Common Stock of the Issuer.

Item 4.                                  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 3, 2019, the Issuer filed a Current Report on Form 8-K with the SEC, disclosing that on May 31, 2019, the Issuer entered into a Combination Agreement (as amended by the First Amendment thereto dated July 17, 2019, the “Combination Agreement”) with Mr. Monty J. Bennett and Mr. Archie Bennett, Jr., the Issuer’s Chairman and Chief Executive Officer and his father, respectively (collectively, the “Bennetts”); Remington Holdings, L.P., a Delaware limited partnership (“Remington”); Remington Holdings GP, LLC, a Delaware limited liability company and the general partner of Remington (the “General Partner”,

CUSIP No. 044104-10-7	SCHEDULE 13D

and together with the Bennetts and Remington, the “Remington Parties”); MJB Investments, LP (“MJB Investments”); solely for the purpose of conveying his Class B limited partnership interests in Marietta Leasehold LP, a Delaware limited partnership (“Marietta”), James L. Cowen; solely for the purpose of conveying his Class B limited partnership interests in Marietta, Jeremy J. Welter; Ashford Nevada Holding Corp., a Nevada corporation and wholly owned subsidiary of the Issuer (“New Holdco”); and Ashford Merger Sub Inc., a Maryland corporation and wholly owned subsidiary of New Holdco (“Merger Sub”).

Each party’s obligation to consummate the transactions contemplated by the Combination Agreement is subject to certain conditions, including, among other things: (i) the receipt of a private letter ruling from the Internal Revenue Service that Ashford Hospitality Services LLC, a subsidiary of the Issuer, will not fail to qualify as an “eligible independent contractor” within the meaning of Section 856(d)(9)(A) of the Internal Revenue Code of 1986, as amended (the “Code”) with respect to specified clients solely as a result of (a) Ashford Hospitality Services LLC being a brother-sister affiliate of Ashford Hospitality Advisors LLC, or (b) the taxable REIT subsidiaries (within the meaning of Code Section 856(/)) of such clients receiving specified incentives from Ashford Hospitality Advisors LLC; and (ii) the completion of the divestiture by Ashford Hospitality Trust, Inc. (“Ashford Trust”) and Braemar Hotels & Resorts Inc. (“Braemar”) of their securities of the Issuer in a manner that complies with the private letter ruling.

Braemar, acting at the direction of a committee of independent directors of Braemar, who are independent within the meaning of applicable rules of the NYSE American and do not have a material financial interest within the meaning of Section 2-419 of the Maryland General Corporation Law in the transactions contemplated by the Combination Agreement, intends, as of the date hereof, to vote or cause to be voted all of the shares beneficially owned by the Reporting Persons in favor of each proposal presented to the stockholders at the special meeting of stockholders to consider and vote upon on the transactions contemplated by the Combination Agreement; and, as of the date hereof, presently intends to divest (or cause the divestiture) of all of the securities of the Issuer beneficially owned by the Reporting Persons as required by the closing conditions set forth in the Combination Agreement.

Item 5.                                  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Aggregate Number and Percentage of Securities. As of the date of this Statement, the Reporting Persons beneficially own an aggregate of 194,880 shares of Common Stock, representing approximately 7.5% of the issued and outstanding shares of Common Stock of the Issuer.

(b) Power to Vote and Dispose. Braemar has ultimate voting and dispositive power over the Shares. Braemar OP is the operating subsidiary of Braemar and is controlled by its general partner, Braemar GP, which is wholly-owned by Braemar. As a result, Braemar and Braemar GP share voting and dispositive control over the Shares held by Braemar OP directly and, through its wholly-owned subsidiary Braemar TRS, indirectly. By virtue of its ownership of Braemar TRS, Braemar OP exercises voting and dispositive control over the Shares owned directly by Braemar TRS. Each of Braemar, Braemar GP and Braemar OP are deemed to share voting and dispositive power over all of the Shares. Braemar TRS shares, with Braemar, Braemar GP and Braemar OP, respectively, voting and dispositive power over the shares of Common Stock owned by such respective entity.

(c) Transactions within the Past 60 Days. None.

(d) Certain Rights of Other Persons. Not applicable.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6.                                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.3, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

CUSIP No. 044104-10-7	SCHEDULE 13D

Item 7.                                  Material to be Filed as Exhibits

99.1*	Joint Filing Agreement, dated as of August 10, 2015, by and among Ashford Hospitality Prime Limited Partnership, Ashford Prime OP General Partner LLC and Ashford Hospitality Prime, Inc.
99.2*	Asset Purchase Agreement, effective as of July 1, 2015, by and among Ashford TRS Yountville LLC, Ashford Inc. and Ashford Hospitality Advisors LLC
99.3

Amended and Restated Joint Filing Agreement, dated as of July 22, 2019, by and among Braemar Hotels & Resorts Inc., Braemar Limited Partnership, Braemar OP General Partner LLC and Braemar TRS Yountville LLC

*                                         Previously filed.

CUSIP No. 044104-10-7	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2019

BRAEMAR HOTELS & RESORTS INC.

By:	/s/ Robert G. Haiman
Robert G. Haiman
Executive Vice President, General Counsel and Secretary

BRAEMAR HOSPITALITY LIMITED PARTNERSHIP

By:	Braemar OP General Partner LLC, its general partner
By:	/s/ Robert G. Haiman
Robert G. Haiman
Executive Vice President, General Counsel and Secretary

BRAEMAR OP GENERAL PARTNER LLC

By:	/s/ Robert G. Haiman
Robert G. Haiman
Executive Vice President, General Counsel and Secretary

BRAEMAR TRS YOUNTVILLE LLC

By:	/s/ Robert G. Haiman
Robert G. Haiman
Executive Vice President, General Counsel and Secretary

CUSIP No. 044104-10-7	SCHEDULE 13D

EXHIBIT INDEX

Exhibit No.	Description
99.1*	Joint Filing Agreement, dated as of August 10, 2015, by and among Ashford Hospitality Prime Limited Partnership, Ashford Prime OP General Partner LLC and Ashford Hospitality Prime, Inc.
99.2*	Asset Purchase Agreement, effective as of July 1, 2015, by and among Ashford TRS Yountville LLC, Ashford Inc. and Ashford Hospitality Advisors LLC
99.3

Amended and Restated Joint Filing Agreement, dated as of July 22, 2019, by and among Braemar Hotels & Resorts Inc., Braemar Limited Partnership, Braemar OP General Partner LLC and Braemar TRS Yountville LLC

*                                         Previously filed.